SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                                (Amendment No. )

                           Natural Health Trends Corp.

                                (Name of Issuer)

                     Common Stock, $.001 par value per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    63888P103
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                 April 23, 2004

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                          / /   Rule 13d-1(b)
                         /X/    Rule 13d-1(c)
                         / /    Rule 13d-1(d)

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        NAME OF REPORTING PERSONS: Cameron McDonald
1.      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
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        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2.
                                                                       (a)   0
                                                                       (b)  |X|
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        SEC USE ONLY
3.
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        CITIZENSHIP OR PLACE OF ORGANIZATION        Canada
4.
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     NUMBER OF             SOLE VOTING POWER                            17,000
      SHARES        5.
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
   PERSON WITH
--------------------------------------------------------------------------------
                          SHARED VOTING POWER                          260,200
                    6.
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                          SOLE DISPOSITIVE POWER                       17,000
                    7.
--------------------------------------------------------------------------------
                          SHARED DISPOSITIVE POWER                     260,200
                    8.
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        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   277,200
9.

--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.     CERTAIN SHARES*
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        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)              5.09%
11.
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*                                      IN
12.
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


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Item 1(a).        Name of Issuer:

                           Natural Health Trends Corp.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           12901 Hutton Drive
                           Dallas, Texas 75234

Item 2(a).        Name of Persons Filing:

                           Cameron MacDonald
                           (the "Reporting Person")

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                           The principal business address of the Reporting
Person is:

                           212 King Street West, Suite 201
                           Toronto, Canada M5H 1K5

Item 2(c).        Citizenship:

                           Mr. MacDonald is a Canadian citizen.



Item 2(d).        Title of Class of Securities:

                           Common Stock, $.001 par value per share

Item 2(e).        CUSIP Number:

                           63888P103



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


Item 3. If this  statement is filed  pursuant to Rule  13d-1(b),  or 13d-2(b) or
        (c), check whether the person filing is a: Not Applicable

                      (a)           [ ] Broker or dealer registered under
                                    Section 15 of the Exchange Act;

                      (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

                      (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

                      (d)           [ ] Investment Company registered under
                                    Section 8 of the Investment Company Exchange
                                    Act;

                      (e) [ ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                      (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                      (g) [ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

                      (h) [ ] Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

                      (i) [ ] Church Plan that is excluded from the definition of an Investment Company under
                                    Section 3(c)(14) of the Investment Company
                                    Act;

                      (j)           [ ] Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J).



Item 4.           Ownership.

                  A.  Cameron MacDonald

                  (a)  Amount beneficially owned:                                              277,200
                  (b)  Percent of Class:                                                          5.09%
                  (c)   Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:                               17,000
                      (ii) Shared power to vote or to direct the vote:                         260,200
                      (iii)Sole power to dispose or direct the disposition of:                  17,000
                      (iv) Shared power to dispose or to direct the disposition of:            260,200




         Mr. MacDonald, as President and Chief Executive Officer of Goodwood Inc., the investment manager of each of Goodwood Fund, Arrow Goodwood Fund, Goodwood Capital Fund, Goodwood Fund 2.0 and KBSH Goodwood Fund is deemed to beneficially own the


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255,200 shares of Common Stock beneficially owned by them and an additional
5,000 shares of Common Stock held in separate accounts managed by Goodwood Inc. In addition, Mr. MacDonald, as owner of BC 628088 Ltd., beneficially owns 17,000 shares of Common Stock. Collectively, the Reporting Person beneficially owns 277,200 shares of Common Stock.

Item 5.           Ownership of Five Percent or Less of a Class.

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                           Not Applicable

Item 9.           Notice of Dissolution of Group.

                           Not Applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 3, 2004

                                                 /s/ Cameron MacDonald
                                                     ------------------
                                                     Cameron MacDonald




     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).




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